Exhibit 99.1
FORM 51-102F3
MATERIAL CHANGE REPORT
Item 1 Name and Address of Company
Pengrowth Energy Trust
Suite 2100, 222 Third Avenue S.W.
Calgary, Alberta T2P 0B4
Item 2 Date of Material Change
October 23, 2009
Item 3 News Release
A press release announcing the material change was disseminated through Marketwire on October 23, 2009.
Item 4 Summary of Material Change
Pengrowth Corporation, administrator of Pengrowth Energy Trust (the “Trust” and together with Pengrowth Corporation, “Pengrowth”), announced on October 23, 2009 the successful closing of its previously announced bought deal financing. Pengrowth issued 28,847,000 trust units (the “Trust Units”) at $10.40 (CDN) per Trust Unit for gross proceeds of approximately $300 million (CDN); Pengrowth received approximately $285 million (CDN) in net proceeds.
The Trust Units were offered to the public in Canada and the United States through the underwriters or their affiliates and were issued by way of a prospectus supplement that was filed with securities regulatory authorities in Canada and the United States under Pengrowth’s short form base shelf prospectus, which was previously filed with securities regulatory authorities in Canada and in the United States under the multi-jurisdictional disclosure system.
Item 5 Full Description of Material Change
Pengrowth issued 28,847,000 Trust Units at $10.40 (CDN) per Trust Unit for gross proceeds of approximately $300 million (CDN); Pengrowth received approximately $285 million (CDN) in net proceeds. Purchasers under the offering will be entitled to receive, provided that they continue to hold on October 30, 2009 the Trust Units received pursuant to the Offering, the monthly distribution of $0.07 (CDN) per Trust Unit with a record date of October 30, 2009 and payable on November 16, 2009.
The net proceeds from the offering will be used to repay indebtedness under Pengrowth’s credit facilities and for general corporate purposes. The offering enhances the financial flexibility of Pengrowth to fund growing opportunities in its internal development program, and to pursue additional corporate and property acquisition opportunities in the market.
The offering was underwritten by a syndicate of underwriters, led by RBC Capital Markets as sole bookrunner and BMO Nesbitt Burns Inc. as co-lead manager, and including CIBC World Markets Inc., Scotia Capital Inc., National Bank Financial Inc., TD Securities Inc., HSBC Securities (Canada) Inc., Canaccord Capital Corporation, Cormark Securities Inc., FirstEnergy Capital Corp., Macquarie Capital Markets Canada Ltd., Peters & Co. Limited, Raymond James Ltd. and UBS Securities Canada Inc.

The Trust Units were offered to the public in Canada and the United States through the underwriters or their affiliates and were issued by way of a prospectus supplement that was filed with securities regulatory authorities in Canada and the United States under Pengrowth’s short form base shelf prospectus, which was previously filed with securities regulatory authorities in Canada and in the United States under the multi-jurisdictional disclosure system.
Caution Regarding Forward Looking Information
This material change report contains forward-looking statements within the meaning of securities laws, including the “safe harbour” provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “forecast”, “target”, “project”, “guidance”, “may”, “will”, “should”, “could”, “estimate”, “predict” or similar words suggesting future outcomes or language suggesting an outlook. Forward-looking statements in this material change report include, but are not limited to, the failure to use the proceeds of the offering as disclosed.
Forward-looking statements and information contained in this material change report are based on our current beliefs as well as assumptions made by, and information currently available to us. Although we consider these assumptions to be reasonable based on information currently available to us, they may prove to be incorrect.
By their very nature, the forward-looking statements included in this material change report involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, the failure to use the proceeds of the offering as disclosed. Further information regarding these factors may be found under the heading “Risk Factors” in our annual information form for the year ended December 31, 2008 and under the heading “Business Risks” in our management’s discussion and analysis for the year ended December 31, 2008.
Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to the Trust, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of this document and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.
Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable
Item 7 Omitted Information
No applicable
Item 8 Executive Officer
Derek W. Evans
President and Chief Executive Officer
Pengrowth Corporation,
the administrator of
Pengrowth Energy Trust
Phone: (403) 233-0224
Item 9 Date of Report
October 30, 2009